Exhibit 99.4
EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2008 Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	March 31
	2008	2007

Interest coverage on long-term debt:

Net earnings	10.2	16.9

Cash flow	22.3	23.1